STATEMENT OF FINANCIAL
CONDITION

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)
Year Ended December 31, 2022
With Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-35355

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2022_____ AND ENDING _____12/31/2022_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Truist Investment Services, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____303 PEACHTREE CENTER AVE, SUITE 140_____
(No. and Street)

_____ATLANTA_____   __GA__   _____30303_____
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Olga Rip_____   __804.253.6563_____   __olga.rip@truist.com__
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____PricewaterhouseCoopers LLP_____
(Name – if individual, state last, first, and middle name)

__214 North Tryon Street, Suite 4200__   __Charlotte_____   __NC__   __28202__
(Address)   (City)   (State)   (Zip Code)

__10/20/2003_____   __238_____
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Olga Rip_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Truist Investment Services, Inc._____, as of ___December 31_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BENJAMIN TAYLOR BLUE
NOTARY PUBLIC
REG. #7687965
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES JANUARY 31, 2024

Signature: _O.Rip_____

Title:
___Chief Financial Officer_____

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Financial Statements and Supplemental Information
Year Ended December 31, 2022

Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Truist Investment Services, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Truist Investment Services, Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2023

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 214 N. Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, www.pwc.com/us


Truist Investment Services, Inc.
(A Wholly Owned Subsidiary of Truist Financial Corporation)

Statement of Financial Condition
December 31, 2022


Assets

Cash and cash equivalents	$	314,735,264
Securities segregated under Federal and other regulations		10,044,543
Securities owned, at fair value		4,723,090
Commissions receivable		7,696,392
Furniture, equipment, and leasehold improvements, at cost (less accumulated depreciation of $10,210,804)		1,552,334
Goodwill		56,628,410
Intangible assets, net		22,280,714
Employee loans and prepaid incentive bonuses		118,868,919
Receivables from related parties		18,978,905
Accrued taxes receivable from Parent		2,859,165
Deferred taxes, net		10,777,566
Right of use assets		2,899,031
Other assets		25,953,841
Total assets	$	597,998,174

Liabilities and shareholder's equity

Liabilities:

Accrued compensation	$	38,406,863
Operating lease liabilities		3,070,607
Accrued expenses and other liabilities		42,519,841
Total liabilities		83,997,311

Shareholder's equity:

Common stock and additional paid-in capital		428,899,260
Retained earnings		85,101,603
Total shareholder's equity		514,000,863
Total liabilities and shareholder's equity	$	597,998,174

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

Truist Investment Services, Inc. (the "Company" or "TIS") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as an introducing broker-dealer offering full-service and discount brokerage services in various equity and debt securities, mutual funds, unit investment trusts, insurance and annuity products, and individual retirement accounts primarily to retail customers of Truist Financial Corporation (the "Parent" or "TFC"). TIS personnel provide sales, support and operational services to affiliates of TFC which TIS records as revenue for fees charged to affiliates for these services.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Financial Statement has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. In the opinion of management, all adjustments, consisting only of normal recurring adjustments that are necessary for a fair presentation of the financial statement, have been made.

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could vary from those estimates. Material estimates include the determination of fair value for financial instruments, goodwill, benefit plan obligations, and tax related accounts.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months that are not held for sale in the ordinary course of business. Included in cash and cash equivalents at December 31, 2022, is cash of $55,968,121 at Truist Bank and $258,767,143 of money market funds.

Securities Segregated Under Federal and Other Regulations

At December 31, 2022, U.S. Treasury securities with a fair value of $10,044,543 have been segregated in a special reserve account at Truist Bank for the exclusive benefit of customers of the Company.

Securities owned

Proprietary securities transactions in regular-way trades were recorded on the trade date, as if they had settled. Proprietary securities transactions in non regular-way trades were recorded on the settlement date.

Commissions Receivable

The clearing broker maintains customers' accounts, receives cash on purchases, and distributes cash on sales. The Company records commissions' receivable for its share of commissions charged to customers.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill is tested at least annually for impairment as of October 1st of each year and more frequently if circumstances exist that indicate a possible reduction in the fair value below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value is below its carrying value, then a quantitative impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the quantitative impairment test. The Company measures impairment using the present value of estimated future cash flows. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the Company exceeds its fair value, the Company would recognize impairment for the excess of carrying value over fair value. Qualitative impairment was performed in 2022 and no triggering events were noted. There was no goodwill impairment recorded during the year.

Intangible assets which consist of customer relationships are determined to have finite lives and are amortized over their useful lives, based upon the estimated economic benefits received. The weighted average useful life of the Company's customer relationships are 6.1 years.

Employee loans and Prepaid Incentive Bonuses

The Company provides certain financial advisors with incentive bonuses or employee loans as part of the Company's recruiting and retention strategy for key revenue producing employees. Incentive bonuses are paid to advisors upon hire and amortized over the required employment term. Employee loans are generally forgiven over a two to nine year period based upon continued employment with the Company. In both cases, if the employee leaves before the term of the loan expires, the balance becomes immediately due and payable.

The Company has evaluated the impact of ASC 326 and no allowance for credit losses was established as management does not expect to incur any material credit losses on these assets.

Leases

The Company has operating leases for corporate offices, branches, retail centers, and certain equipment. The Company determines if an arrangement is a lease at inception. Operating leases with an original lease term in excess of one year are included in Right of use assets and Operating lease liabilities in the Statement of Financial Condition. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses an implicit interest rate in determining the present value of lease payments when readily determinable, and a collateralized incremental borrowing rate when an implicit rate is not available. Lease terms consider options to extend or terminate based on the determination of whether such renewal or termination options are deemed reasonably certain. Lease agreements that contain non-lease components are generally accounted for as a single lease component.

Income Taxes

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These deferred assets and liabilities are measured using the enacted tax rates and laws that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

There were no standards adopted during the current year that had a material effect on the Company's financial statement, and no standards not yet adopted by the Company that are expected to have a material effect on the Company's financial statement.

4. Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received on the measurement date to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants, with a three level measurement hierarchy:

- Level 1: Quoted prices for identical instruments in active markets

- Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets

- Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable

The following table presents fair value information for assets and liabilities measured at fair value on a recurring basis:

| | December 31, 2022 | Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis | | |
		Level 1	Level 2	Level 3
Assets:				
Cash equivalents				
Money market fund	$ 258,767,143	$ 258,767,143	$ -	$ -
Securities segregated under Federal and other regulations				
U.S. Treasury	10,044,543	-	10,044,543	-
Securities Owed				
States and political subdivisions	299,309	-	299,309	-
Corporate debt securities	4,204,796	-	4,204,796	-
Other trading assets	218,985	218,985	-	-
Total Assets	$ 273,534,776	$ 258,986,128	$ 14,548,648	$ -
Liabilities:				
Accrued expenses and other liabilities				
Corporate debt securities	$ 1,127,277	$ -	$ 1,127,277	$ -
Total liabilities	$ 1,127,277	$ -	$ 1,127,277	$ -

The following discussion focuses on the valuation techniques and significant inputs for Level 2 assets and liabilities that are measured at fair value on a recurring basis.

US Treasury securities: Treasury securities are valued using quoted prices in active over-the-counter markets.

States and political subdivisions: Obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source. Holdings are geographically dispersed, with no significant concentrations in any one state or municipality. Additionally, all municipal obligations are highly rated or are otherwise collateralized by securities backed by the full faith and credit of the federal government. These securities are valued using market-based pricing matrices that reference observable inputs including Municipal Securities Rulemaking Board ("MSRB") reported trades, issuer spreads, material event notices and benchmark yield curves.

Corporate debt securities: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting And Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield curves.

There were no transfers between Level 1 and Level 2 or between Level 2 and Level 3 during the year ended December 31, 2022.

5. Goodwill and Other Intangible Assets

The Company's goodwill balance at December 31, 2022 was $56,628,410.
The net carrying amount of other intangible assets are presented in the following table:

Customer Relationships, gross carrying value, January 1, 2022	$	44,905,500
Accumulated amortization		(22,624,786)
Customer Relationships, net carrying value, December 31, 2022	$	22,280,714

6. Related-Party Transactions

During the year ended December 31, 2022, the Company engaged in various transactions with the Parent and its affiliates. Balances with respect to related parties are as follows:

Statement of Financial Condition

Cash and cash equivalents	$	55,968,121
Securities segregated under Federal and other regulations		10,044,543
Receivables from related parties		18,978,905
Accrued taxes receivable from Parent		2,859,165
Payables to related parties		7,453,471

TIS guarantees loans made by Truist Bank to certain key TIS employees. While ordinarily payable to Truist Bank on demand, generally TIS would not be called upon to make a payment on the loan unless the loan becomes past due or the employee ceases to be employed by TIS. In the event TIS is called upon to reimburse Truist Bank, the payment made to Truist Bank will be for any outstanding principal and interest. TIS will then have the ability to pursue reimbursement through other standard channels. During 2022, the

Company was not called upon by TFC to make a payment nor has it recorded a liability for future payments as they were neither estimable nor probable at December 31, 2022. The total amount of loans off-balance sheet are $47,660,896 at December 31, 2022.

7. Commitments and Contingencies

The Company is routinely a party to numerous legal proceedings, including private, civil litigation and regulatory investigations, arising from the ordinary conduct of its regular business activities. The matters range from individual actions involving a single plaintiff to class action lawsuits with multiple class members and can involve claims for substantial amounts. Investigations involve both formal and informal proceedings, by both governmental agencies and self-regulatory organizations. These legal proceedings are at varying stages of adjudication, arbitration or investigation and may consist of a variety of claims, including common law tort and contract claims and statutory antitrust, securities and consumer protection claims, and the ultimate resolution of any proceedings is uncertain and inherently difficult to predict. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to the consolidated financial position, consolidated results of operations, or consolidated cash flows of the Company.

In accordance with the provisions of U.S. GAAP for contingencies, the Company establishes accruals for legal matters when potential losses associated with the actions become probable and the amount of loss can be reasonably estimated. There is no assurance that the ultimate resolution of these matters will not significantly exceed the amounts that the Company has currently accrued. On a quarterly basis, the Company evaluates its outstanding legal proceedings to assess litigation accruals and adjust such accruals upwards or downward, as appropriate, based on management's best judgment after consultation with counsel and others, as warranted.

8. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' securities transactions and maintain customer accounts. Under the agreement with the clearing broker, the Company agrees to indemnify the clearing broker for losses that result from a customer's failure to fulfill its contractual obligations. As the clearing broker's rights to charge the Company have no maximum amount, the Company believes that the maximum potential obligation cannot be estimated. However, to mitigate exposure, the Company may seek recourse from the customer through cash or securities held in the defaulting customer's account. The Company believes it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statement for this indemnity. The clearing agreement expires in February 2026.

9. Employee Benefits

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent provides equity-based compensation plans that have been approved by its shareholders which grant restricted stock and restricted stock units, some of which may have performance features, to key employees of the Company.

10. Income Taxes

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax purposes. These assets and liabilities are measured using the enacted federal and state tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. The net deferred income tax asset is recorded in the Statement of Financial Condition.

The significant deferred tax assets and liabilities at December 31, 2022, net of the federal impact for state taxes, are presented in the following table:

Deferred Tax Assets:		
Employee compensation and benefits	$	12,269,227
Litigation accrual		4,301,146
Other accrued expenses/reserves		3,493,849
Operating lease liability		806,065
Depreciation		806,763
State NOL carryforward		2,322,536
Total gross deferred tax assets		23,999,586
Valuation allowance		(2,137,243)
Total deferred tax assets		21,862,343
Deferred Tax Liabilities:		
Prepaid items		4,801,436
Intangibles		5,559,918
ROU assets		723,423
Total deferred tax liabilities		11,084,777
Net deferred tax assets	$	10,777,566

The deferred tax assets include state tax net operating losses of $2,322,536 as of December 31, 2022, that will expire, if not utilized, in varying amounts from 2023 to 2042. At December 31, 2022, the Company had a valuation allowance recorded against its state carryforwards of $2,137,243. The change in the valuation allowance for the year ending December 31, 2022 was an increase of $264,366. The Company determined that a valuation allowance is not required for the federal deferred tax assets because it is more-likely-than-not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, Income Taxes, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Parents federal income tax returns, in which the Company is included, are no longer subject to assessment by the Internal Revenue Service for taxable years prior to 2019. With limited exceptions, the various consolidated or combined state income tax returns filed by the Parent, in which the company is included, along with the Company's separate income tax returns, are no longer subject to assessment by state and local taxing authorities for taxable years prior to 2016.

On August 16, 2022, the U.S. Inflation Reduction Act of 2022 was signed into law effective for tax years beginning after December 31, 2022. The Company continues to analyze the impacts of the Inflation Reduction Act on its future results of operations but does not currently expect that the Inflation Reduction Act will have a material impact on its financial statement.

11. Net Capital Requirements

Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule) requires the Company to maintain minimum net capital, as defined. The Company has elected to use the alternative method to calculate net capital. At December 31, 2022, the Company was in compliance with the net capital requirements of the Rule. At December 31, 2022, the Company, on a standalone basis, had net capital, as defined, of $246,930,751 which was $246,680,751 in excess of the required net capital of $250,000.

12. Subsequent Events

The Company has evaluated subsequent events from December 31, 2022 through February 28, 2023, the date that these financial statements were available to be issued. The Company has determined that it does not have any material subsequent events to disclose in the notes to the financial statement.